Mail Stop 3561

May 4, 2006

Via U.S. Mail and Fax (647.722.7007)
Paul Broude
Principal Financial Officer
Yak Communications, Inc.
300 Consilium Place
Suite 500
Toronto, Ontario M1H 3G2

>   RE: **Forms 10-K and 10-K/A for the fiscal year ended June 30, 2005**
>   **Filed September 28, 2005, October 28, 2005, and April 21, 2006,**
>   **respectively, and**
>   **Forms 10-Q and 10-Q/A for the quarters ended September 30, 2005**
>   **and December 31, 2005**
>   **Filed November 14, 2005, February 14, 2006, and April 21, 2006,**
>   **respectively**

Dear Ms. Proude:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director